Exhibit 99.3

CAPITALIZATION AND INDEBTEDNESS OF TOTALENERGIES

(unaudited)

The following table sets out the unaudited consolidated capitalization and long-term indebtedness, as well as short-term indebtedness, of TotalEnergies SE and the consolidated entities directly or indirectly controlled by TotalEnergies SE (collectively, “TotalEnergies”) as of March 31, 2022, prepared on the basis of IFRS. Currency amounts are expressed in U.S. dollars (“dollars” or “$”) or in euros (“euros” or “€”).

At March 31, 2022
(in millions of dollars)
Current financial debt, including current portion of non-current financial debt
Current portion of non-current financial debt	6,253
Current financial debt	11,999
Current portion of financial instruments for interest rate swaps liabilities	328
Other current financial instruments — liabilities	174
Financial liabilities directly associated with assets held for sale	10
Total current financial debt	18,764
Non-current financial debt	46,546
Non-controlling interests	3,375
Shareholders’ equity
Common shares	8,137
Paid-in surplus and retained earnings	123,008
Currency translation adjustment	(13,643)
Treasury shares	(1,022)
Total shareholders’ equity — TotalEnergies share	116,480
Total capitalization and non-current indebtedness	166,401

As of March 31, 2022, TotalEnergies SE had an authorized share capital of 3,655,434,669 ordinary shares with a par value of €2.50 per share, and an issued share capital of 2,609,763,803 ordinary shares (including 19,385,659 treasury shares from shareholders’ equity). For more information on the delegations of authority and powers granted to the Board of Directors with respect to share capital increases and authorization for share cancellation, see Exhibit 15.1 (section 4.4.2, chapter 4) to the Annual Report on Form 20-F for the year ended December 31, 2021, filed with the Securities and Exchange Commission on March 25, 2022.

As of March 31, 2022, approximately $1,008 million of TotalEnergies’ non-current financial debt was secured and $45,538 million was unsecured, and all of TotalEnergies’ current financial debt of $18,764 million was unsecured. As of March 31, 2022, TotalEnergies had no outstanding guarantees from third parties relating to its consolidated indebtedness.

On April 19, 2022, TotalEnergies SE announced the redemption in full of its €1,750,000,000 (approximately $1,941,275,000 using the €/$ exchange rate on March 31, 2022 of €1=$1.1093, as released by the Board of Governors of the Federal Reserve System on April 4, 2022) Undated Non-Call 6 Year Deeply Subordinated Fixed Rate Resettable Notes to be effective on May 18, 2022.

For more information about TotalEnergies’ off-balance sheet commitments and contingencies, see Note 13.1 of the Notes to TotalEnergies’ audited Consolidated Financial Statements in its Annual Report on Form 20-F for the year ended December 31, 2021, filed with the Securities and Exchange Commission on March 25, 2022.

Except as disclosed herein, there have been no material changes in the consolidated capitalization, indebtedness and contingent liabilities of TotalEnergies since March 31, 2022.